Exhibit 4.2

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF DESIGNATIONS OF PREFERENCES AND RIGHTS OF

SERIES X CONVERTIBLE PREFERRED STOCK

OF SIMPLICITY ESPORTS AND GAMING COMPANY

Simplicity Esports and Gaming Company, a corporation organized and existing under the laws of the State of Delaware (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: The Board of Directors of the Corporation (the “Board”) previously adopted a resolution designating one share of preferred stock as “Series X Convertible Preferred Stock,” and the original Certificate of Designations of Preferences and Rights of Series X Convertible Preferred Stock was filed with the Secretary of State of Delaware on August 23, 2022 (the “Certificate of Designations”).

SECOND: That this Certificate of Amendment to the Certificate of Designations of Series X Convertible Preferred Stock (this “Certificate of Amendment”) amends and clarifies certain provisions of the Certificate of Designations.

THIRD: The Board has duly adopted resolutions approving the following amendment to the Certificate of Designations in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware, wherein the Board declared the amendment to be advisable and recommended that the stockholders of the Corporation entitled to vote thereon likewise adopt and approve the amendment.

FOURTH: The requisite holders of the Series X Convertible Preferred Stock have duly approved this Amendment in accordance with Sections 242 and 228 of the DGCL and Section 1(e) of the Certificate of Designations.

FIFTH: Section 1(c) of Certificate of Designations is hereby amended and restated in its entirety as follows:

“(c) Transfers. Without the prior written approval of the Board of Directors of the Corporation, the Share of Series X Stock may not be transferred by the of the Series X Holder whether voluntary or by operation of law or otherwise and any such transfer shall be void ab initio and of no force or effect and the Corporation shall not recognize the purposed transferee thereof as the holder of the share of Series X Stock, and such share of Series X Stock shall be deemed automatically redeemed by the Corporation as of immediately prior to any such transfer or attempted transfer, and the Series X Holder shall thereafter be entitled to receive solely a redemption price of $1.00 therefor.”

SIXTH: That this Certificate of Amendment was duly adopted in accordance with Sections 242 and 228 of the General Corporation Law of the State of Delaware and amends the provisions of the Corporation’s Certificate of Designations.

SEVENTH: All other provisions of the Certificate of Designations shall remain in full force and effect.

EIGHTH: This Certificate of Amendment shall become effective immediately upon its filing with and acceptance by the Secretary of State of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its name on its behalf by its duly authorized officer as of the 5th day of August, 2024.

Simplicity Esports and Gaming Company

By:	/s/ Brandon Sission
Brandon Sisson
Chief Executive Officer

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